# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amer Sports, Inc., CIK 0001988894
CUSIP: G0260P102
Title of class of securities: Ordinary shares, par value EUR 0.0300580119630888 per share
Address of issuer's principal executive offices: Konepajankuja 6, Helsinki, Finland (H9), 00511
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001999371-24-014561
Filed by CIK 0001089113

## Reporting persons
- HSBC Holdings plc: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 232,365,782; shared voting power 0; sole dispositive power 232,365,782; shared dispositive power 0; aggregate amount beneficially owned 232,365,782 (42% of the class)
  Comment: Percent based on a total of 553,631,196 ordinary shares outstanding as of December 31, 2024 as shown in Schedule 20-F filed by Amer Sports, Inc. on March 07, 2025.

## Item 1. Issuer
Name of issuer: Amer Sports, Inc.
Address of issuer's principal executive offices: Konepajankuja 6, Helsinki, H9

## Item 2. Person Filing
Name of person filing: HSBC Holdings plc
Address of principal business office or, if none, residence: 8 Canada Square, London E14 5HQ, United Kingdom
Citizenship: Incorporated in England with limited liability

## Item 4. Ownership
Amount beneficially owned: 232,365,782
Percent of class: 42%
Sole power to vote or to direct the vote: 232,365,782
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 232,365,782
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
HSBC International Trustee Limited ("HKIT") manages (i) DSJ Family Trust, which owns 100% of Allwealth Assets Limited, which owns 100% of Talent Trend Investment Limited, which owns 33.52% of Anta International Group Holdings Limited and 0.036% of Anta Sports Products Limited ("Anta Sports"); (ii) DSZ Family Trust, which owns 100% of Top Bright Assets Limited, which owns 100% of Shine Well (Far East) Limited, which owns 34.06% of Anta International Group Holdings Limited and 0.336% of Anta Sports; and (iii) certain other family trusts, which own minority interests in Anta International Group Holdings Limited amounting to 29.71% in the aggregate.

Anta International Group Holdings Limited directly owns 42.79% of Anta Sports, and it also has indirect ownership of Anta Sports by owning 100% of Anda Holdings International Limited, which owns 5.73% of Anta Sports, and owning 100% of Anda Investments Capital Limited, which owns 4.11% of Anta Sports.

Anta Sports owns 100% of Anllian Sports Products Limited, which directly owns Ordinary Shares; and Anta Sports also owns 100% Anllian Holdings Limited, which owns 100% of Anllian Holdco (BVI) Limited which directly owns Ordinary Shares.

HKIT also manages Sunyoung Trust, which owns 100% of Newsun Capital Limited which directly owns Ordinary Shares.

HKIT has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Person. Such interests of Amer Sports, Inc. relate to more than 5 percent of the class of Ordinary Shares. HKIT is an indirect, wholly owned subsidiary of HSBC Holdings plc.

HSBC Bank plc ("HBEU") in its normal course of business holds 0.002% Ordinary Shares (of the total reportable holdings) in Rights of Use Unexercised capacity and can utilize the shares as per the client's contractual arrangement. HBEU is a wholly owned subsidiary of HSBC Holdings plc.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Anllian Sports Products Limited, Anllian Holdco (BVI) Limited, Newsun Capital Limited, HSBC Bank plc

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- HSBC Holdings plc: /s/ Hannah Ashdown, Hannah Ashdown/Company Secretary (05/14/2025)